Exhibit 99.1
GAMECORP TO ACQUIRE GAMING ASSETS

TORONTO, ON – July 13, 2009 – Gamecorp Ltd. (CNSX:GGG), (the “Company” or "Gamecorp") and its investee Newlook Industries Corp. (TSX Venture Exchange: NLI) (“Newlook”) announced today they have agreed to a related party transaction between the two parties.

Newlook has agreed to transfer all of the issued and outstanding common shares of its wholly-owned subsidiary Grandvue Inc. (“Grandvue”) and its interest in an 18% secured convertible promissory note issued by Function Mobile Inc. to Gamecorp in exchange for 2 million Newlook common shares held by the Company. Grandvue has provided equipment lease financing to IAG Peru S.A.C., a subsidiary of Gamecorp’s investee InterAmerican Gaming, Inc. (OTCBB: IAGM). Newlook intends to transfer the shares obtained from Gamecorp in a related party transaction with Wireless Age Communications, Inc. (WLSA.PK).

The transaction is also subject to regulatory approval and the approval of the full Newlook and Gamecorp boards of directors.

John G. Simmonds, CEO of Gamecorp stated; “We’re pleased to obtain these assets from our investee Newlook. The Grandvue entity is involved with InterAmerican’s interests in Peru and we believe there is considerable opportunity for Function Mobile as it continues to expand throughout Latin America. The tradeoff is a reduction in our ownership in Newlook from approximately 18% to 11%.”

Gamecorp Ltd., headquartered in Toronto, Ontario is a publicly traded company listed on the Canadian National Stock Exchange. For more information please call (416) 477-5656 or refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. Neither CNSX nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Gamecorp’s current expectations. These statements involve risks and uncertainties including, without limitation, Gamecorp’s ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.

For more information contact:

John G. Simmonds
Chief Executive Officer
Gamecorp Ltd.
Telephone: (416) 477-5656 x301